Exhibit 99.1(b)

CNF INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                  Six Months Ended
                                                       June 30,
                                                2002            2001
Fixed Charges:
   Interest Expense                         $   11,523      $   15,027
   Capitalized Interest                            368             612
   Amortization of Debt Expense                    658             482
   Dividend Requirement on Series B
     Preferred Stock [1]                         5,208           5,333
   Dividend Requirement on Preferred
     Securities of Subsidiary Trust              3,126           3,126
   Interest Component of
     Rental Expense [2]                         11,674          24,966
                                            $   32,557      $   49,546

Earnings (Loss):
   Income (Loss) from Continuing
     Operations before Taxes                $   69,106      $ (333,733)
   Fixed Charges                                32,557          49,546
   Capitalized Interest                           (368)           (612)
   Preferred Dividend Requirements [3]          (5,208)         (5,333)
                                            $   96,087      $ (290,132)

Ratio of Earnings (Loss) to Fixed Charges:         3.0x           (5.9)x

Deficiency in the coverage of Fixed
  Charges by Earnings (Loss) before
  Fixed Charges                             $        -      $ (339,678)

[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2] Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not included in the determination of Income (Loss) from Continuing Operations before Taxes.